Exhibit 99.1

Zhaopin Limited to Hold 2017 Annual General Meeting on February 17, 2017

BEIJING, January 24, 2017 — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform1 in China focused on connecting users with relevant job opportunities throughout their career lifecycle, today announced that it will hold its 2017 annual general meeting of shareholders at Conrad Hotel, Salisbury Room on Level 7, Pacific Place, 88 Queensway, Admiralty, Hong Kong on February 17, 2017 at 4:15 p.m. Hong Kong time. Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on January 24, 2017 (Eastern Standard Time) are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American depositary shares (“ADSs”) are welcome to attend the annual general meeting in person.

No resolutions are proposed to be submitted for shareholder approval at the AGM. Instead, the AGM will serve as a forum for the Company’s management to discuss the Company’s business affairs.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.zhaopin.com, or by writing to Investor Relations, Zhaopin Limited, 5/F, Shoukai Square, No. 10 Furong Street, Wangjing, Chaoyang District, Beijing 100102, the People’s Republic of China, or by email to ir@zhaopin.com.cn.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, number of registered users as of September 30, 2016 and number of unique customers2 for the three months ended September 30, 2016. The Company’s over 125.2 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings3 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin’s website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2016, the number of registered users as of September 30, 2016 and the number of unique customers for the three months ended September 30, 2016.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services in during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period – even if available during such period – are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn